Exhibit 99.1

BioBlast Granted Patent From USPTO For Cabaletta For The Treatment Of Spinocerebellar Ataxia (SCA)

TEL AVIV, Israel, September 14, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage orphan disease-focused biotechnology company, announced today that it was granted a patent from the United States Patent and Trademark Office (patent no. 9,125,924) for Cabaletta (IV trehalose) entitled “Compositions and Methods for Treating Spinocerebellar Ataxia”.

Cabaletta is in Phase 2 clinical development for the treatment of Spinocerebellar Ataxia Type 3 (also known as SCA3 or Machado Joseph disease). The Company anticipates that it will start pivotal Phase 3 studies subject to ongoing regulatory discussions in each of Spinocerebellar Ataxia Type 3 and Oculopharyngeal Muscular Dystrophy in 2015.

Colin Foster, President and CEO of BioBlast said, “We are pleased to have been granted this patent for SCA which adds to our portfolio of intellectual property and the protections we have for Cabaletta, including the previously announce patent grant for Oculopharyngeal Muscular Dystrophy. We look forward to continuing our clinical development of Cabaletta for the benefit of patients suffering from SCA3.”

About Spinocerebellar Ataxia (SCA3, Machado Joseph disease)

SCA3, also known as Machado Joseph disease, is the most common disease among the cerebellar ataxias, which are a group of genetic diseases that are characterized by memory deficits, spasticity, difficulty with speech and swallowing, weakness in arms and other muscular disorders. Symptoms can begin in early adolescence and get worse over time. Eventually SCA3 leads to paralysis, and severe cases can lead to an early death in the fourth decade of life. SCA3 is incurable, and there is currently no approved treatment for the disease. Bioblast is currently conducting a Phase 2 clinical study (ClinicalTrials.gov Identifier: NCT02147886) for the use of Cabaletta in SCA3.

About Bio Blast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases of high unmet need.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we anticipate that we will start pivotal Phase 3 studies subject to ongoing regulatory discussions in each of Spinocerebellar Ataxia Type 3 and Oculopharyngeal Muscular Dystrophy in 2015, or when we discuss the potential of our platforms to offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Michael Rice

Founding Partner

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

646-597-6987